

Mail Stop 3628

January 19, 2010

By Facsimile and U.S. Mail

James I. Rapp, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue
New York, NY 10176

> **Re: Agilysis, Inc.**
> **Amendment No. 1 to Schedule 14A filed by MAK Capital Fund et al.**
> **Filed January 13, 2010**
> **File No. 0-05734**

Dear Mr. Davis:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Voting and Proxy Procedures, page 7

1. We note your response to comment five in our letter dated December 2, 2009; however, we reissue our comment. In this regard, please reconcile your disclosure with the disclosure made by the issuer regarding the number of votes required for both majorities.

Facts about Our Solicitation of Proxies, page 9

2. Please revise to include the estimated cost of the solicitation.

Closing Information

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions